UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA

(Name of Issuer of securities held pursuant to the Plan)

14 North Main Street, Souderton, PA 18964

(Address of Plan and of principal executive office of Issuer)

Item 4.	FINANCIAL STATEMENTS AND EXHIBITS

a) The following Plan financial statements, schedules and reports are attached hereto:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania

Deferred Salary Savings Plan

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee

Univest Corporation of Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) at December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Philadelphia, Pennsylvania June 27, 2014

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2013	2012
Assets:
Investments, at fair value	$36,626,268	$31,108,478
Contributions receivable	70,617	64,026
Interest and dividends receivable	48,682	5,065

Total assets	36,745,567	31,177,569

Liabilities:
Excess contributions payable	30,295	40,354

Net assets available for benefits, at fair value	$36,715,272	$31,137,215

Adjustment from fair value to contract value for interest in stable value fund relating to fully benefit-responsive investment contract	(7,769)	(42,949)

Net assets available for benefits	$36,707,503	$31,094,266

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2013	2012
Additions:
Investment income:
Interest and other	$119	$137
Dividends	233,105	239,023
Net appreciation in fair value of investments	5,917,116	3,630,182

Total investment income	6,150,340	3,869,342

Contributions:
Employer	772,124	673,924
Participants	2,076,394	1,830,111
Rollovers	522,190	321,466

Total contributions	3,370,708	2,825,501

Total additions	9,521,048	6,694,843

Deductions:
Benefits paid directly to participants	3,907,811	1,774,722

Total deductions	3,907,811	1,774,722

Net increase in net assets available for benefits	5,613,237	4,920,121

Net assets available for benefits:
Beginning of year	31,094,266	26,174,145

End of year	$36,707,503	$31,094,266

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of Plan

The following description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a deferred salary savings plan established June 23, 1982 and restated effective January 1, 2008, covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer or Plan Sponsor) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the Board of Directors of the Corporation under a written plan and trust agreement between the Employer and the Trustee. The Trustee refers to members of the Board of Directors who are trustees of the Plan and trust and are collectively referred to as the Trustee. The Trustee has appointed Univest Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.

(b)	Contributions

Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the Internal Revenue Code (IRC) maximum allowable limit for 2013 of $17,500 if under age 50 and $23,000 if age 50 or over. Under the Roth 401(k) contribution option, a participant can make after-tax contributions; distributions from a participant’s Roth 401(k) contributions and earnings thereon at retirement are generally tax-free. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.

The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the Plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s Board of Directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).

(c)	Investment Options

Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Corporation’s common stock, a registered investment company bond fund, and pooled separate accounts with John Hancock Life Insurance Company (U.S.A.) (John Hancock). Effective February 4, 2013,

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

twenty-nine John Hancock investment options were eliminated. Participant investments in these funds were transferred to fifteen existing John Hancock funds which were similar in investment objectives to the investment options that were eliminated. Participants were given the option of redirecting and transferring their funds in investments being eliminated into any of the other investment options offered by the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution and (b) Plan earnings (losses).

(e)	Vesting

Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.

Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period.

(f)	Payment of Benefits

The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence not later than the year in which a participant attains age 70 1⁄2.

(g)	Participant Loans

Loans to participants from the Plan are not permitted.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(i)	Excess Contributions

Excess contributions primarily represent salary deferrals withheld from participants in excess of the IRC limitations. These amounts are refunded to participants subsequent to year-end. Excess contributions during 2013 were recorded as a liability in the Statement of Net Assets Available for Benefits and were refunded to participants in March 2014.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(j)	Forfeited Accounts

Forfeitures of terminated participants’ nonvested accounts are used to reduce employer contributions. During 2013 and 2012, the Corporation used forfeited amounts to reduce employer contributions by $16,244 and $22,624, respectively. At December 31, 2013 and 2012, forfeited nonvested accounts that were not used to reduce employer contributions totaled $7,368 and $3,488, respectively.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the interest in the stable value fund relating to the fully benefit-responsive investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis. Contract value equals principal balance plus accrued interest. The stable value fund represents participation units, held in a pooled separate account, of a collective investment trust for which the net asset value (NAV) is based on the market value of the underlying investments.

The underlying securities in each pooled separate account are listed on national securities exchanges and valued on the basis of year-end closing prices. Securities traded in the over-the-counter market are valued at the closing price on the last business day of the year. Gain or loss on securities sold is based on average cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

(c)	Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Expenses

The Corporation pays the costs of trust and other administrative services of the Plan.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(e)	Payment of Benefits

Benefit payments to participants are recorded when paid.

(f)	Recent Accounting Pronouncements

There were no recent accounting pronouncements applicable to the Plan.

(3)	Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2013 and 2012 are indicated below.

	At December 31,
	2013	2012
Univest Corporation of Pennsylvania common stock	$4,515,478	$3,947,535
John Hancock Lifestyle Balanced Fund	4,593,581	4,342,935
John Hancock Lifestyle Growth Fund	4,771,513	4,075,342

For the years ended December 31, 2013 and 2012, the Plan’s investments, including investments purchased and sold, as well as held during the year appreciated (depreciated) in fair value as follows:

	For the Years Ended December 31,
	2013	2012
Univest Corporation of Pennsylvania common stock	$779,875	$554,564
Federated Total Return Bond Fund	(51,552)	14,925
Pooled separate accounts*	5,188,793	3,060,513
Guaranteed interest accounts	—	180

	$5,917,116	$3,630,182

*	Includes appreciation for the stable value fund of $12,469 and $10,208 during 2013 and 2012, respectively.

Stable Value Fund

The Plan invests in the John Hancock Stable Value Fund which is a collective investment trust fund sponsored by John Hancock. The fund’s primary investment objectives are to preserve principal, maintain a competitive interest rate, and provide daily liquidity at contract value for plan-permitted, participant-directed withdrawals. The fund invests primarily in diversified fixed-income mutual funds and separately managed bond accounts run by investment subsidiaries of John Hancock, and in contract value stabilizing agreements offered by high-quality financial institutions. The stabilizing agreements are designed to offset price fluctuations associated with fixed-income investments by smoothing the effect of any gains or losses on the assets and to offer participants daily liquidity at contract value. Contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustment for withdrawals.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Crediting rates on contracts are net of fees to the provider. The calculation of the crediting rate incorporates the book value, market value, duration, and current market yield rates of assets held. Interest crediting rates are typically reset monthly; however, under certain circumstances (such as during periods of high market volatility, unexpected cash in-flows or unexpected withdrawals), it may be reset more frequently. Under the terms of the contract, the crediting rate will not be less than 0%. Periodic resets of the crediting rate may be affected by, among other things, i) changes in the market value of assets, (ii) income, gains and losses with respect to assets, (iii) fees and expenses incurred in asset management and the operation of related accounts or contracts, (iv) the timing and amount of cash in-flows and withdrawals, and (v) the terms and conditions of relevant benefit responsive contracts. For 2013, the average yield for the stable value fund was 1.91% and the crediting interest rate was 2.27%. For 2012, the average yield for the stable value fund was 1.57% and the crediting interest rate was 2.61%.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The stable value fund is expected to have a constant contract value of $1.00, although there is no assurance that it will remain constant at $1.00. The fund’s trust agreement provides that withdrawals for purposes other than normal benefit payments or plan permitted investment option transfers are subject to either up to a 12-month hold or a market value adjustment, as elected by the Plan Sponsor. These events may include, but are not limited to, the following: mergers, layoffs, plan termination, implementation of early retirement incentive programs or other events within the control of the Plan Sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the contract.

In addition, a breach of material obligation under a stability agreement entered into by the stable value fund could cause John Hancock or the stability provider to terminate the contract. Most stabilizing agreements entered into by the stable value fund also may be terminated by the stability provider due to adverse changes in applicable laws, regulations or accounting treatment. Replacement stabilizing agreements may not be available and participants may experience losses if the market value of the separate account assets no longer covered by the stabilizing agreement is below contract value.

At December 31, 2013, the Plan Sponsor believes the occurrence of an event that would limit the ability of the stable value fund to transact at contract value with the participants in the fund is not probable.

(4)	Fair Value Disclosure

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Plan determines the fair value of its financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions that the Plan believes a market participant would use in pricing the asset or liability based on the best information available in the circumstances, including assumptions about risk. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement. Transfers between levels are recognized at the end of the reporting period.

•	Level 1—Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

•	Level 2—Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. The common stock is classified in Level 1 in the fair value hierarchy.

The Federated Total Return Bond Fund is a registered investment company, which is valued at the NAV of shares on a market exchange as of the close of business at year-end. The Federated Total Return Bond Fund is classified in Level 1 in the fair value hierarchy.

The Plan had $30,991,826 and $25,703,367 of investments in participation units held in pooled separate accounts through sub-accounts of an insurance company at December 31, 2013 and 2012, respectively. The Plan has concluded that the NAV as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company approximates fair value of the investments. The investments are redeemable at the adjusted NAV under agreements with the insurance company, except for the stable value fund for which contract value is generally the amount participants would receive for plan-permitted, participant-directed withdrawals. The underlying investments in the stable value fund are valued using Level 1 and Level 2 pricing inputs, therefore the stable value fund is classified in Level 2 in the fair value hierarchy. Pooled separate accounts are classified in Level 2 in the fair value hierarchy.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

However, it is possible that the redemption rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in market conditions, liquidity requirements, and the economic environment may significantly affect the NAV of the pooled separate accounts and, consequently, the fair value of the Plan’s investments.

The methods described previously may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the reporting date.

The following table presents the fair value of the Plan’s investments at December 31, 2013 and 2012, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2013
	Level 1	Level 2	Total

Investments:
Cash	$60,213	$—	$60,213
Univest Corporation of Pennsylvania common stock	4,515,478	—	4,515,478
Federated Total Return Bond Fund	1,058,751	—	1,058,751
Pooled separate accounts:
Conservative (a)	—	861,496	861,496
Income (b)	—	2,122,225	2,122,225
Growth and income (c)	—	9,718,491	9,718,491
Growth (d)	—	10,008,991	10,008,991
Aggressive growth (e)	—	5,687,161	5,687,161
Lifecycle (f)	—	2,593,462	2,593,462

Total pooled separate accounts	—	30,991,826	30,991,826

Total investments	$5,634,442	$30,991,826	$36,626,268

	Fair value measurements at December 31, 2012
	Level 1	Level 2	Total

Investments:
Cash	$137,274	$—	$137,274
Univest Corporation of Pennsylvania common stock	3,947,535	—	3,947,535
Federated Total Return Bond Fund	1,320,302	—	1,320,302
Pooled separate accounts
Conservative (a)		1,203,733	1,203,733
Income (b)	—	2,756,064	2,756,064
Growth and income (c)	—	8,368,423	8,368,423
Growth (d)	—	7,375,713	7,375,713
Aggressive growth (e)	—	4,202,143	4,202,143
Lifecycle (f)	—	1,797,291	1,797,291

Total pooled separate accounts	—	25,703,367	25,703,367

Total investments	$5,405,111	$25,703,367	$31,108,478

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

a)	Conservative - the safety of principal is the primary objective and may have a secondary objective of income from exposure to short-term securities or certain types of fixed contracts and money markets. This category is comprised of the stable value fund investment.
b)	Income - a high level of current income is sought by broadly investing in fixed-income securities through various sectors of the bond market and gaining exposure to various types of credit and interest rate risk.
c)	Growth and Income - seeks a balance between a high level of income and the growth of capital, with a higher degree of emphasis on growth from exposure to various equity allocations.
d)	Growth - pursues capital appreciation foremost by investing in equity securities across domestic and international markets and across certain market capitalizations; may be exposed to all market risks.
e)	Aggressive Growth - rapid growth and appreciation are the key objectives by utilizing domestic, international or emerging country equity markets and market capitalizations, including heavier concentrations or through riskier techniques than core growth strategies.
f)	Lifecycle - model portfolios designed to provide a balance of growth, income and capital conservation through a mix of equity and fixed-income exposures based on a participant’s age and projected retirement date, adjusting asset allocations and associated risk levels with the objective of becoming more conservative as the target date approaches.

The following table provides a reconciliation of the beginning and ending balances for measurements in hierarchy Level 3 at December 31, 2012. There were no Level 3 assets at December 31, 2013.

	Balance at December 31, 2011	Total Realized Gains	Purchases	Sales	Balance at December 31, 2012
Guaranteed interest accounts	$64,766	$180	$1,542	$(66,488)	$—

Total Level 3 assets	$64,766	$180	$1,542	$(66,488)	$—

Realized gains or losses are recognized in “net appreciation in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.

(5)	Parties-in-Interest Transactions

At December 31, 2013 and 2012, the Plan had an interest-bearing deposit account with the Bank with a balance of $53,442 and $137,274, respectively. In addition, the Plan holds common stock of the Corporation. At December 31, 2013 and 2012, the Plan held 218,350 and 230,850 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $4,515,478 and $3,947,535, respectively.

The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.

The Plan has investments in participation units held in pooled separate accounts through sub-accounts of John Hancock. John Hancock provides services to the Plan as the custodian and record keeper; therefore, these investments and transactions qualify as party-in-interest transactions. At December 31, 2013, the Plan also had an interest-earning cash account with John Hancock with a balance of $6,671.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(6)	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7)	Risks and Uncertainties

The Plan has holdings in various investments including common stock of the Corporation, a registered investment company bond fund, and pooled separate accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statement of net assets available for benefits.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 expected to be filed for 2013:

	At December 31,	At December 31,
	2013	2012
Net assets available for benefits per financial statements	$36,707,503	$31,094,266
Adjustment from contract value to fair value for interest in stable value fund relating to fully benefit-responsive investment contract	7,769	42,949

Net assets available for benefits per Form 5500	$36,715,272	$31,137,215

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500 expected to be filed for 2013:

For the Year Ended December 31, 2013
Net increase in assets available for benefits per financial statements	$5,613,237
Adjustment from contract value to fair value for interest in stable value fund relating to fully benefit-responsive investment contract	7,769

Net increase in net assets available for benefits per Form 5500	$5,621,006

(9)	Subsequent Event

Effective January 1, 2014, the Plan was amended for the following provisions: (i) a participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, will be recognized for eligibility purposes and for vesting of the Employer’s matching contributions, (ii) in the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then in default; any such loan will be treated as a self-directed investment of the participant and will be administered in accordance with its original terms and conditions, without extension or modification.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost		Current Value

* Univest Corporation of Pennsylvania:
*Univest Bank and Trust Co. cash – money market account				**	$53,442
*Univest Corporation of Pennsylvania common stock	218,350	Shares of common stock		**	4,515,478
*Federated Total Return Bond Fund	97,222	Registered investment companies units		**	1,058,751

*John Hancock Life Insurance Company (U.S.A.):
*John Hancock interest-bearing cash account					6,771

*John Hancock Pooled Separate Accounts:
John Hancock Retirement Living through 2050	3,497	Pooled separate account sub-account units		**	43,934
John Hancock Retirement Living through 2045	27,946	Pooled separate account sub-account units		**	409,536
John Hancock Retirement Living through 2040	20,354	Pooled separate account sub-account units		**	298,442
John Hancock Retirement Living through 2035	21,883	Pooled separate account sub-account units		**	320,451
John Hancock Retirement Living through 2030	35,618	Pooled separate account sub-account units		**	511,823
John Hancock Retirement Living through 2025	21,645	Pooled separate account sub-account units		**	309,832
John Hancock Retirement Living through 2020	32,309	Pooled separate account sub-account units		**	462,771
John Hancock Retirement Living through 2015	14,938	Pooled separate account sub-account units		**	212,499
John Hancock Retirement Living through 2010	1,701	Pooled separate account sub-account units		**	24,176
John Hancock Lifestyle Aggressive Portfolio	2,687	Pooled separate account sub-account units		**	1,219,569
John Hancock Lifestyle Growth Portfolio	11,019	Pooled separate account sub-account units		**	4,771,513
John Hancock Lifestyle Balanced Portfolio	15,481	Pooled separate account sub-account units		**	4,593,581
John Hancock Lifestyle Moderate Portfolio	5,660	Pooled separate account sub-account units		**	1,280,749
John Hancock Lifestyle Conservative Portfolio	2,602	Pooled separate account sub-account units		**	621,832
John Hancock Real Estate Securities Fund	6,656	Pooled separate account sub-account units		**	423,665
John Hancock Royce Opportunity Fund	11,401	Pooled separate account sub-account units		**	343,668
John Hancock International Small Cap Fund	63	Pooled separate account sub-account units		**	2,500
John Hancock Oppenheimer Developing Markets Fund	4,573	Pooled separate account sub-account units		**	334,764
John Hancock Energy Fund	3,798	Pooled separate account sub-account units		**	413,118
John Hancock Mid Cap Growth Index Fund	630	Pooled separate account sub-account units		**	10,948
John Hancock DFA US Small Cap Fund	27,180	Pooled separate account sub-account units		**	1,069,731
John Hancock Small Cap Growth Index Fund	5,930	Pooled separate account sub-account units		**	204,863
John Hancock International Equity Index Fund	2,924	Pooled separate account sub-account units		**	55,637
John Hancock Financial Services Fund	1,365	Pooled separate account sub-account units		**	29,703
John Hancock Small Cap Index Fund	910	Pooled separate account sub-account units		**	28,308
John Hancock American Century Heritage Fund	14,276	Pooled separate account sub-account units		**	423,704
John Hancock Invesco Small Cap Growth Fund	4,911	Pooled separate account sub-account units		**	200,456
John Hancock EuroPacific Growth Fund	8,739	Pooled separate account sub-account units		**	607,184
John Hancock Franklin Small-Mid Cap Growth Fund	644	Pooled separate account sub-account units		**	46,090

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost		Current Value
John Hancock International Growth Fund	1,725	Pooled separate account sub-account units		**	34,525
John Hancock T. Rowe Price Health Sciences Fund	2,979	Pooled separate account sub-account units		**	238,727
John Hancock Mid Cap Value Index Fund	1,276	Pooled separate account sub-account units		**	20,449
John Hancock Small Cap Value Index Fund	3,171	Pooled separate account sub-account units		**	84,531
John Hancock Blue Chip Growth Fund	39,730	Pooled separate account sub-account units		**	1,698,360
John Hancock Mid Cap Index Fund	13,860	Pooled separate account sub-account units		**	532,451
John Hancock Mid Value Fund	18,795	Pooled separate account sub-account units		**	472,181
John Hancock Utilities Fund	14,822	Pooled separate account sub-account units		**	490,158
John Hancock Total Stock Market Index Fund	18,826	Pooled separate account sub-account units		**	404,358
John Hancock John Hancock Disciplined Value Fund	49,303	Pooled separate account sub-account units		**	1,033,054
John Hancock Growth Index Fund	10,004	Pooled separate account sub-account units		**	501,935
John Hancock Fundamental Large Cap Value Fund	2,754	Pooled separate account sub-account units		**	417,612
John Hancock Value Index Fund	10,855	Pooled separate account sub-account units		**	376,571
John Hancock 500 Index Fund	582	Pooled separate account sub-account units		**	648,149
John Hancock Washington Mutual Investors Fund	16,955	Pooled separate account sub-account units		**	967,141
John Hancock American Balanced Fund	10,507	Pooled separate account sub-account units		**	353,867
John Hancock PIMCO All Asset Fund	8,776	Pooled separate account sub-account units		**	194,898
John Hancock Mutual Global Discovery Fund	9,255	Pooled separate account sub-account units		**	885,922
John Hancock High Yield Fund	3,835	Pooled separate account sub-account units		**	131,611
John Hancock PIMCO Global Bond Fund	6,530	Pooled separate account sub-account units		**	118,876
John Hancock PIMCO Real Return Fund	18,618	Pooled separate account sub-account units		**	353,572
John Hancock PIMCO Total Return Fund	36,961	Pooled separate account sub-account units		**	896,335
John Hancock John Hancock Stable Value Fund	643,483	Pooled separate account sub-account units		**	861,496

Total John Hancock Pooled Separate Accounts				**	30,991,826

Total Investments				**	$36,626,268

*	Indicates party in interest to the Plan.
**	Cost is not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania Deferred Salary
Savings Plan

DEFERRED SALARY SAVINGS PLAN COMMITTEE

By:	/s/ R. Lee Delp
R. Lee Delp, Trustee

June 27, 2014

EXHIBIT INDEX

Exhibit No.	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm